Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

July 14, 2015

United States Securities and Exchange

Commission Division of Corporation Finance

Washington, D.C. 20549

Attention:	Amanda Ravitz Assistant Director

Re:	Delcath Systems, Inc. Registration Statement on Form S-1 Filed on July 7, 2015 File No. 333-204979

Dear Ms. Ravitz:

On behalf of our client, Delcath Systems, Inc. (the “Company”), set forth below is the Company’s response to the comments contained in the letter dated July 13, 2015 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1 filed on July 7, 2015 (the “Registration Statement”). The Company is filing Amendment No. 3 to the Registration Statement (the “Third Amendment”) simultaneously with this letter. All references to page numbers in the responses below are to page numbers in the Third Amendment. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Third Amendment. Information provided in this letter on behalf of the Company has been provided to us by the Company.

Fee Table

1. We note your response to prior comment 4 and your revised disclosure on page 59. We note, however, that the fee table continues to indicate that the Series B Warrants underlying the Units are for the purchase of one additional share of common stock and one additional Series B Warrant whereas your description on page 59 indicates that the Series B Warrants are for the purchase of one additional share of common stock and one additional Series A Warrant. Please revise your fee table so that it registers the offering you intend to make. Please also have counsel revise its opinion, as necessary.

Response: In response to the Staff’s comment, the Company has revised the fee table of the Third Amendment.

Prospectus

2. For each security being offered, please disclose the number of such securities being offered. Please see Question No. 227.012 of the Securities Act Rules Compliance and Disclosure Interpretations available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 5, 59 and 60 of the Third Amendment.

Securities Exchange Commission

July 14, 2015

Prospectus Summary

3. We note your disclosure on page 53 that a settlement fund of $8.5 million has been established and your disclosure on page 55 that you have agreed to pay plaintiffs’ costs and attorneys’ fees of $495,000. Please tell us whether the settlement fund was established using your cash and clarify what you mean by the disclosure that the settlement fund “is not expected to result in any additional expense in the Company’s financial statements.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 and 55 of the Third Amendment.

Use of Proceeds, page 35

4. We note the revised disclosure in response to prior comment 2. We note your disclosure that the proceeds will be used to produce “interim” results for the Phase 2 Hepatocellular/Intrahepatic cholangiocarcinoma clinical trial and “initiation” of a Phase 3 Ocular Melanoma clinical trial. As requested by prior comment 2, please continue to revise your disclosure to specify what steps will remain until commercialization of your products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 36 of the Third Amendment.

Series B Warrants, page 60

5. Please include appropriate disclosure regarding the anti-dilution adjustments to be made to the Series B Warrants under Section 9(e) of the form of the Series B Warrant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Third Amendment.

Series B Warrants, page 69

6. Your revised disclosure that the underwriter will receive a solicitation fee of 4.0% does not appear to reconcile to Section 4(t) of the Underwriting Agreement. Please advise or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 1.1.

Exhibit 5.1

7. We note that counsel has limited its opinions to the Delaware General Corporation Law and expresses no opinion with respect to the laws of any state or jurisdiction. We also note that the warrants are governed by New York state law. Please provide an opinion of counsel which opines that the warrants are valid and binding obligations of the company under New York law.

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1.

8. When offering Units comprised of underlying securities, the legality opinion must address the legality of the issuance of the Unit itself, in addition to each component. Please provide an opinion that addresses the legality of the Units. See Section II.B.1.h of Staff Legal Bulletin No. 19. Please also ensure that the opinion does not include any assumptions of material fact or assume away the issue to which the opinion relates. We note, for example, the assumption in (iii) of the fourth paragraph

Response: In response to the Staff’s comment, the Company has filed a revised Exhibit 5.1.

Securities Exchange Commission

July 14, 2015

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Please contact the undersigned at (212) 309-6147 if you have any questions regarding the foregoing.

Very truly yours,

Steven A. Navarro

cc:	Delcath Systems, Inc.